I, Mario Hernandez, certify that:

(1) the financial statements of StockText LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of StockText LLC included in this Form reflects accurately the information we plan to report on the tax return for StockText LLC for the fiscal year ended December 31, 2023. Our tax return is not yet required to be filed.

DocuSigned by:

C5BA62E2208E47F...

3/21/2024

Mario Hernandez
Manager

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.